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                                                                  Exhibit (a)(8)
                                                                  --------------

                                 FOR:          DH TECHNOLOGY

                                 APPROVED BY:  Walter S. Sobon
                                               Chief Financial Officer
                                               (619) 451-3485

                                 CONTACTS:     Morgan-Walke Associates
                                               Chris Damme, Doug Sherk
                                               (415) 296-7383

FOR IMMEDIATE RELEASE

               DEPARTMENT OF JUSTICE EXTENDS WAITING PERIOD ON
                   AXIOHM'S TENDER OFFER FOR DH TECHNOLOGY

SAN DIEGO, CA/August 1, 1997--DH Technology, Inc. (Nasdaq: DHTK) ("DH") and Axiohm S.A. ("Axiohm") today announced that the Antitrust Division of the Department of Justice ("DOJ") extended the Hart-Scott-Rodino waiting period concerning the tender offer by Axiohm for shares of DH Technology by requesting additional information. DH Technology and Axiohm will cooperate with the DOJ in an effort to terminate the waiting period as quickly as possible. The parties do not currently expect that the completion of the tender offer will be delayed as a result of this action.

        DH Technology designs, manufactures and distributes transaction printers and mechanisms, magnetic and chip card readers, magnetic heads, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. The Company's products provide solutions for many diverse applications, including freight and bar code labels, bank transactions, point-of-sale receipts and gaming tickets. The Company employs a broad range of technologies, including thermal, impact, and laser printing, as well as magnetic and electronic (chip) card reading technologies.

         [Letterhead of Morgen-Walke Associates, Inc. appears here]